SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: U.S.B. Holding Co., Inc., 100 Dutch Hill Road, Orangeburg, New York 10962

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(K) PROVISIONS)

Schedules of reportable transactions, party-in-interest transactions, obligations in default, and leases in default (as required by Section 103(c) (5) of the Employee Retirement Income Security Act of 1974) are not applicable.

Independent Auditors’ Report

Independent Auditors’ Report

Trustees of the U.S.B. Holding Co., Inc.

Employee Stock Ownership Plan

(With 401(k) Provisions):

We have audited the accompanying statements of net assets available for benefits of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

June 19, 2003

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value (note 3):
U.S.B. Holding Co., Inc. common stock	$27,132,161	$23,807,613
Shares of registered investment companies	2,861,051	2,959,768
Guaranteed investment contract	1,191,034	922,237
Interest-bearing investments	275,728	673,772
Loans to participants	384,179	414,755

Total investments	31,844,153	28,778,145
Contributions receivable	491,862	412,137
Dividends receivable	153,275	127,163

Total assets	32,489,290	29,317,445

Liabilities:
Loan payable (note 5)	293,309	542,684
Other liabilities	14,666	36,143

Total liabilities	307,975	578,827

Net assets available for benefits	$32,181,315	$28,738,618

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Statements of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Additions to net assets available for benefits:
Net appreciation in fair value of investments (note 3)	$3,017,846	$5,752,962
Dividends and interest	645,422	661,284

Net investment income	3,663,268	6,414,246

Participant contributions (note 1)	1,170,762	1,242,682
Employer contributions (note 1)	759,766	648,381

Total contributions	1,930,528	1,891,063

Total additions to net assets	5,593,796	8,305,309
Deductions from net assets available for benefits:
Benefits paid to participants	(2,022,222)	(481,258)
Administrative and interest expenses	(128,877)	(69,875)

Total deductions from net assets available for benefits	(2,151,099)	(551,133)

Net increase in net assets available for benefits	3,442,697	7,754,176
Net assets available for benefits:
Beginning of year	28,738,618	20,984,442

End of year	$32,181,315	$28,738,618

See accompanying notes to financial statements.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following brief description of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) is presented for information purposes only and is not intended to be a summary plan description for participants. Participants should refer to the Plan document for more complete information.

General

The Plan is a restatement and consolidation of two predecessor plans – the U.S.B. Holding Co., Inc. Profit Sharing and Thrift Plan, and the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (the Predecessor Plans). The Predecessor Plans became effective January 1, 1985 and were maintained separately by the sponsor, U.S.B. Holding Co., Inc. (the Company). Effective January 1, 1994, the Predecessor Plans’ assets and liabilities were combined to form the Plan. All then-current participants in the Predecessor Plans became participants in the Plan upon formation.

On September 30, 1999, the Tappan Zee Financial, Inc. Employee Stock Ownership Plan (the TPZ ESOP) was merged into the Plan. Tappan Zee Financial, Inc. (TPZ), a thrift institution, was acquired by the Company on August 31, 1998, and each outstanding share of TPZ common stock, including shares held by the TPZ ESOP, was exchanged for Company common stock based on an exchange ratio of 1.12 shares of Company stock for each share of TPZ stock. Upon the merger of the TPZ ESOP into the Plan, all TPZ employees participating in the TPZ ESOP became fully vested in previously allocated shares. These employees also fully vest immediately in any shares allocated to them after the merger. All other terms of the Plan remain substantially the same as those in effect prior to the merger.

The Plan is a stock bonus plan or “KSOP” which contains Internal Revenue Code (Code) Section 401(k) features and is intended to qualify under Code Section 401(a). The Plan is also designed to be an employee stock ownership plan (ESOP) under Code Section 4975(e)(7).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by a Board of Trustees and an Administrative Committee for the exclusive benefit of participants and their beneficiaries.

Eligibility and Participation

The Plan covers all eligible employees of the Company and its wholly owned subsidiaries, principally Union State Bank. Employees are eligible to participate in the Plan if they are age 18 or older and complete at least 1,000 hours of service. Participants who do not have at least 1,000 hours of service during a Plan year are eligible to make salary deferrals but are generally not eligible for an allocation of Company contributions and participant forfeitures for that year.

Contributions

The Plan’s 401(k) feature allows participants to make elective contributions in the form of Salary Reduction Contributions and Voluntary Participant Contributions. Salary Reduction Contributions are made on a before-tax basis and may range from 1% to 15% of a participant’s compensation, subject to certain other limitations. The

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U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

Plan was amended effective January 1, 2002 to permit “catch up” salary reduction contributions by participants age 50 or older. Voluntary after-tax Participant Contributions are permitted up to 10% of a participant’s cumulative compensation, subject to certain other limitations. Rollover Contributions are also permitted under the Plan, under specified conditions. Employee contributions for 2002 and 2001 consisted of (1) Salary Reduction Contributions of $1,167,775 and $1,202,893, and (2) Rollover Contributions of $2,987 and $39,789, respectively.

The Company’s 401(k) contributions may be Matching Contributions or Basic Contributions. Matching Contributions are determined by the Company and may equal up to 50% of the participant’s Salary Reduction Contributions for the year, subject to a maximum Matching Contribution of 4% of the participant’s compensation. Basic Contributions are discretionary 401(k) contributions that may be authorized by the Company, although it has not done so. Under the Plan’s ESOP feature, the Company’s Board of Directors determines an annual employer contribution to the Plan (Optional Contribution) that is invested primarily in the Company’s common stock. For 2002 and 2001, employer contributions included (1) Matching Contributions of $366,307 and $412,137, and (2) Optional Contributions of $100,000 and $0, respectively. For 2002 and 2001, employer contributions also include $293,459 and $236,244, respectively, which represent contributions by the Company for principal and interest payments on the ESOP loan payable (see note 5).

Contributions made by Plan participants and the Company matching contributions are invested in (1) a fund investing primarily in the Company’s common stock, (2) a fixed income fund investing primarily in interest-bearing investments, (3) guaranteed investment contract, and (4) a series of funds investing in shares of registered investment companies (mutual funds). Participants may allocate their own contributions and related employer matching contributions to the foregoing investment funds in 5% multiples. The Plan permits periodic changes in allocation percentages and transfers between funds. The Trustees of the Plan are authorized to establish other funds from time to time. Optional Contributions are invested primarily in Company stock.

Participant Accounts

Participant accounts are credited with an allocation of the Company’s contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts. The Company’s Matching Contributions credited to a participant’s account are based on the participant’s Salary Reduction Contributions. Plan earnings are allocated to each investment fund based on the ratio of the participant’s account balance to the total account balances of all participants within each fund. Company Optional and Basic Contributions (net of expenses of the Plan, as applicable) and participant forfeitures are allocated based on the ratio of the participant’s adjusted compensation, as defined, to the total adjusted compensation of all participants.

Distributions

Distributions upon death, disability, retirement, or other termination of a participant’s employment are payable either in a lump-sum payment, equal annual installments over a specified period, or a combination thereof. For distribution elections made prior to November 1996, this specified period could not exceed five years; for elections made after that date, the period may not exceed the participant’s life expectancy. Generally, distributions are made or commenced not later than the end of the year in which the participant attains age 65 or retires, whichever is later. Participants must begin receiving required minimum distributions upon reaching age 70 1/2; however, such required minimum distribution may be deferred if the participant is currently employed and is not a 5% owner of

5	(Continued)

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

the Company. For the 401(k) portion of the Plan, participants may elect to receive distributions in whole shares of Company common stock, cash, or a combination of both. The Plan has been amended to include a provision which, upon implementation, will require that distributions with respect to the ESOP portion of the Plan be made in whole shares of Company common stock.

Vesting

Participants are at all times fully-vested in their account balances, except for balances attributable to Optional Contributions that vest over a seven-year period in accordance with a schedule set forth in the Plan document. Participants also have a nonforfeitable right to their entire account balance in the case of death, disability, or retirement.

Upon separation from service, any unvested portion of a participant’s account balance is forfeited (1) when the employee receives a distribution, or (2) after the employee incurs five consecutive one-year breaks in service, whichever is earlier. Forfeitures are reallocated to the accounts of the remaining Plan participants.

Administrative Expenses

Certain expenses of administering the Plan are charged to and paid out of Plan assets attributable to the Company’s Optional Contribution (or, if an Optional Contribution is not made, the net investment earnings or other contributions). In addition, the Company may directly pay all or any portion of such expenses, which shall not be deemed to be employer contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account. The Plan Trustees vote unallocated shares and allocated shares for which no instructions are received at their discretion.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, and present the net assets available for benefits as of December 31, 2002 and 2001, and the related changes in net assets available for benefits for the years then ended.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and changes in net assets for the period. Actual results could differ from those estimates.

Investments

The Company’s common stock has been listed on the New York Stock Exchange (the NYSE) since December 1999. Accordingly, the fair value of the shares held at December 31, 2002 and 2001 was determined

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U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

based on the closing market price as reported by the NYSE. Changes in the fair value of the Company’s common stock are reported in the statements of changes in net assets available for benefits.

Shares of registered investment companies are reported at fair values based on closing net asset values reported by the funds. The guaranteed investment contract is reported at contract value, which approximates fair value. Interest-bearing investments and loans to participants are reported at their stated amounts which approximate fair values.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade-date basis.

Derivatives and Hedging

Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivative instruments be measured at fair value and recognized as either assets or liabilities. Changes in the fair value of derivative instruments are generally reported in the statement of changes in net assets as changes in fair value occur. SFAS No. 133, which was effective January 1, 2001, has had no impact on the Plan’s financial statements.

(3)	Investments

U.S.B. Holding Co., Inc. Common Stock

The investment in U.S.B. Holding Co., Inc. common stock is the only Plan investment that exceeded 5% of net assets available for benefits at December 31, 2002 and 2001. The following is a summary of information concerning the Plan’s investment in the Company’s common stock:

	Number of shares	Cost basis	Fair value
December 31, 2002:
Allocated shares	1,499,328	$4,530,444	$26,540,588
Unallocated shares (note 5)	33,422	258,686	591,573

Total	1,532,750	$4,789,130	$27,132,161

December 31, 2001:
Allocated shares	1,367,490	$4,885,314	$23,042,214
Unallocated shares (note 5)	45,424	351,582	765,399

Total	1,412,914	$5,236,896	$23,807,613

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U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

Shares of Registered Investment Companies

The following is a summary of the fair value of these shares at December 31:

	2002	2001
Washington Mutual Investors Fund, Inc.	$835,278	$867,837
AIM Constellation Fund	602,313	708,815
American Balanced Fund Class A	458,027	457,862
Fidelity Advisor Equity Growth Fund	336,482	395,021
Munder Index 500 Fund Class A	216,501	196,348
Putnam Diversified Income Trust Class A	141,900	121,406
Templeton Foreign Fund Class A	141,647	—
PIMCO Total Return Fund Class A	82,880	58,744
PIMCO Small Cap Value Fund Class A	36,320	—
AIM Small Cap Growth Fund Class A	9,703	—
Ivy International Fund Class A	—	153,735

Total	$2,861,051	$2,959,768

Guaranteed Investment Contract

The Plan has a guaranteed investment contract outstanding with MetLife with a balance of $1,191,034 and $922,237 and interest rates of 4.30% and 5.25% at December 31, 2002 and 2001, respectively. The average yield was 4.88% and 5.94% during the years ended December 31, 2002 and 2001, respectively.

Interest-Bearing Investments

Interest-bearing investments consisted of collective trust accounts at Merrill Lynch and deposit accounts at Union State Bank with balances of $254,250 and $21,478, respectively, at December 31, 2002 ($110,467 and $563,305 respectively, at December 31, 2001).

Loans to Participants

The maximum loan amount to any participant is limited to the lesser of (1) 50% of the participant’s vested account balance or 100% of the participant’s other investment account (whichever is less), or (2) $50,000. The minimum loan amount is $1,000. The Plan’s loan policy imposes a limit on the number of loans outstanding, at any one time, to any participant to three. The interest rate charged is determined based on the prime rate plus 1% at the close of the application process. The term of a loan may not exceed five years, except that a loan for the purchase or improvement of a participant’s principal residence may have an eight-year term.

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U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

Net Appreciation (Depreciation) in Fair Value of Investments

Appreciation (depreciation) on the Plan’s investments consisted of the following for the years ended December 31:

	2002	2001
U.S.B. Holding Co., Inc. common stock	$3,594,624	$5,964,257
Shares of registered investment companies	(576,778)	(211,295)

Net appreciation	$3,017,846	$5,752,962

The foregoing amounts include gains and losses on investments purchased and sold, as well as investments held during the year.

(4)	Nonparticipant-Directed Investments

Information concerning the net assets and significant components of the changes in net assets related to the Plan’s nonparticipant-directed investments is summarized as follows:

	December 31
	2002	2001
Investment in U.S.B. Holding Co., Inc. common stock	$12,186,081	$11,001,045
Loan payable	(293,309)	(542,684)

Net assets	$11,892,772	$10,458,361

	Year ended December 31
	2002	2001
Changes in net assets:
Net appreciation in fair value of investments	$1,787,527	$2,690,085
Dividends and interest	238,455	204,852
Employer contributions	393,459	236,244
Benefits paid to participants	(856,153)	(428,296)
Administrative and interest expenses	(128,877)	(40,947)

Increase in net assets	$1,434,411	$2,661,938

9	(Continued)

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Notes to Financial Statements

December 31, 2002 and 2001

(5)	Loan Payable and Unallocated Shares

The TPZ ESOP borrowed approximately $1.3 million from TPZ in 1995 and used the funds to purchase shares of TPZ common stock. In connection with the merger of the TPZ ESOP into the Plan, the Plan assumed the loan obligation of the TPZ ESOP. The Company assumed the loan receivable as part of its acquisition of TPZ. Union State Bank, the Company’s bank subsidiary, makes monthly contributions to the Plan sufficient to fund the debt service requirements over the term of the loan which matures in October 2005.

Unallocated shares of Company common stock are held in a suspense account by the Plan trustee, and a portion of these shares is allocated to all Plan participants at each year end. The number of unallocated shares was 33,422 and 45,424 at December 31, 2002 and 2001, respectively. Prior to the merger of the TPZ ESOP with the Plan, shares were allocated to TPZ participants only. Shares released from the suspense account are allocated to participants on the basis of their relative compensation (as defined). Participants become vested in the shares allocated to their respective accounts in the same manner as for Optional Contributions (see note 1). Shares allocated to TPZ participants prior to merger of the TPZ ESOP and the Plan became fully vested upon the acquisition of TPZ.

(6)	Income Tax Status

The Plan has received a tax determination letter dated November 26, 2001 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Code Section 401(a) and the trust is exempt under Code Section 501(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

(7)	Plan Termination

While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their account balances.

U.S.B. HOLDING CO., INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(WITH 401(k) PROVISIONS)

Schedule of Assets (Held at End of Year)

Schedule H, Line 4(i)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
U.S.B. Holding Co., Inc.*	1,532,750 common shares; $0.01 par value	$4,789,130	$27,132,161

Shares of registered investment companies:
Washington Mutual Investors Fund, Inc.	35,529 units	611,664	835,278
AIM Constellation Fund	36,218 units	835,373	602,313
American Balanced Fund Class A	31,763 units	491,687	458,027
Fidelity Advisor Equity Growth Fund	9,964 units	496,557	336,482
Munder Index 500 Fund Class A	11,805 units	280,929	216,501
Putnam Diversified Income Trust Class A	15,525 units	151,022	141,900
Templeton Foreign Fund Class A	17,045 units	147,127	141,647
PIMCO Total Return Fund Class A	7,768 units	83,192	82,880
PIMCO Small Cap Value Fund Class A	1,849 units	36,436	36,320
AIM Small Cap Growth Fund Class A	525 units	9,829	9,703

		3,143,816	2,861,051

Guaranteed investment contract:
MetLife Stable Value Fund	104,685 units	1,130,329	1,191,034

Interest-bearing investments:
Union State Bank*	0.30% money market deposit account	21,478	21,478
Merrill Lynch	1.02% cash management account	254,250	254,250

		275,728	275,728

Loans to participants*	5.25% – 9.50%	384,179	384,179

Total investments		$9,723,182	$31,844,153

*	Party-in-interest to the Plan.

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (With 401(k) Provisions) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S.B. HOLDING CO., INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date June 30, 2003	By:	/s/ STEVEN T. SABATINI
Steven T. Sabatini Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Auditors

99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act